Exhibit 99.1
Glass House Brands Reports Record Setting Third Quarter 2024 Financial Results
-Glass House achieved record setting results for over 10 key metrics, including consolidated revenue and gross profit, wholesale biomass revenue, retail revenue, biomass production and cultivation cost per pound
-Wholesale biomass production was 232,295 pounds, up 128% year-over-year and exceeding the top end of guidance by over 35,000 pounds
-Third quarter 2024 revenue was $63.8 million, up 18% sequentially and 32% year-over-year
-Consolidated gross margin was 52%, compared to 53% in Q2 2024 and 54% in Q3 2023
-Greenhouse 5 continues to surpass targets for both quantity and quality of flower
-Cash and restricted cash balance rose to $35.1 million on September 30, 2024 compared to $25.9 million on June 30, 2024
-Conference Call to be held today November 13, 2024 at 5:00 p.m. ET
LONG BEACH, CA and TORONTO, November 13, 2024 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for the third quarter ended September 30, 2024.
Third Quarter 2024 Highlights
(Unaudited results, unless otherwise stated, all results and dollar references are in U.S. dollars)
•Net Revenue of $63.8 million, an increase of 32% from $48.2 million in Q3 2023 and up 18% from $53.9 million in Q2 2024.
•Gross Profit was $33.4 million, compared to $26.0 million in Q3 2023 and $28.7 million in Q2 2024.
•Gross Margin was 52%, compared to 54% in Q3 2023 and 53% in Q2 2024.
•Adjusted EBITDA1 was $20.4 million, compared to $10.7 million in Q3 2023 and $12.4 million in Q2 2024.
•Operating Cash Flow was $13.2 million, compared to $9.1 million in Q3 2023 and $8.9 million in Q2 2024.
•Equivalent Dry Pound Production2 was 232,295 pounds, up 128% year-over-year.
•Cost per Equivalent Dry Pound of Production3 was $103 per pound, a decrease of 13% compared to the same period last year.
•Cash, Restricted Cash and Cash Equivalents balance was $35.1 million at quarter-end versus $25.9 million at the end of Q2 2024.
Management Commentary
“Glass House Brands achieved record setting results for the third quarter of 2024, with all three business segments, wholesale biomass, retail and wholesale CPG, delivering positive year-over-year and sequential revenue growth,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “This included a 128% year-over-year increase in wholesale biomass production, a record low quarterly cultivation production cost of $103 per pound and robust growth in retail and consumer packaged goods sales. Consolidated revenue for the quarter rose 32% year-over-year and 18% sequentially to $63.8 million. Adjusted EBITDA was a single quarter record high of $20.4 million, also above the top end of guidance.”

“These strong quarterly results once again demonstrate Glass House’s ability to grow high quality cannabis at the lowest cost. They also showcased the benefits of the retail dispensary strategic pricing plan, which has created higher foot traffic, an increase in transactions and better consumer loyalty in the face of the current challenging market conditions in California. Our stores outperformed the market by a massive differential of almost 18 basis points, with Glass House retail sales up 11.5% year over year, compared to a 6.4% revenue decline in the broader California retail market per Headset Data. Our Allswell brand continues to drive growth in dispensary revenues in our retail stores as well as the broader market. It was a top three brand in unit sales for the second quarter in a row per Headset data. That is an amazing achievement, considering just 16 months ago Allswell was the number 21 brand in the state per Headset data.”
“One of the brightest areas of our 2024 year-to-date performance has been the 9% year over year increase in cumulative CPG revenues through the first three quarters of this year, and a simultaneous doubling in CPG gross margin to 26%. This was enabled by the late 2023 decision to concentrate marketing efforts only on our three top brands, Glass House Farms, Plus and Allswell, as well as by cost-saving measures implemented in our CPG supply chain and manufacturing processes.”
“California, the most competitive cannabis market in the world, is experiencing pricing at levels which I would describe as destructive, meaning many cultivators in the state are likely having “going concern” issues. While we expect lower prices to continue in the short-term, longer-term we expect Glass House will benefit, as our Company is built to weather market cycles and emerge even stronger. Consolidation has always been our thesis and we see this as an opportunity to expand market share. As such, we have already begun procuring equipment for the Greenhouse 2 retrofit. We expect to start generating revenue by the fourth quarter of 2025, with Greenhouse 2 production estimated at 275,000 pounds of cannabis in its first full year of production. As is our custom, we will incorporate the learnings from our currently operating SoCal Farm Greenhouses into the Greenhouse 2 retrofit as we work to meet our long-term annual cultivation cost target of $100 per pound. Besides the additional production volume, we also expect Greenhouse 2 to grow our highest quality flower and be the most consistent year round thanks to the lights and other additional cultivation tools that will be part of the retrofit. The lights will also mean that its production should be less affected by the seasons and would allow us to take advantage of the cyclically higher prices in the first half of the year.”
“Over the past six months, we’ve had many conversations with bankers about raising debt and equity capital, and we aim to raise approximately $25 million to fund our Phase III expansion with a focus on equity issuance. We have entered into an equity distribution agreement with ATB Securities Inc. and Canaccord Genuity Corp. to sell up to US$25 million in common equity in an at-the-market (ATM) distribution program. Because we can pay existing obligations from current operating cash flow and have no upcoming debt maturities for more than two years, we will strategically choose the most advantageous pricing and timing.”
“We have procured our hemp license and are actively testing hemp strains at the farm so that we will be prepared to enter the hemp derived cannabis space. We expect to make a final decision to move forward with large scale production of hemp by the second quarter of 2025. Phase III capex spending requirements of $25 million to $30 million will remain the same whether or not we choose to pursue hemp-derived cannabis,” Mr. Kazan concluded.
Third Quarter 2024 Operational Highlights
•Hosted Analyst & Institutional Investor Day on September 12, 2024 at the SoCal Farm in Camarillo, California
•Glass House Farms Earns Golden Bear Award at the California State Fair Cannabis Awards
•Glass House Brands Issues an Open Letter Urging President Biden, Former President Trump and Vice President Harris to De-Schedule Cannabis

•Glass House Brands Announces Court Dismissal of Catalyst Lawsuit
•Glass House Brands Welcomes Hector De La Torre Back to The Board of Directors
Q3 2024 Financial Results Discussion
Net revenues for Q3 2024 were a record $63.8 million, representing growth of 32% compared to the year-ago period, and an 18% increase from Q2 2024 while slightly below guidance of $65 million to $67 million. All three business segments delivered positive sequential and year-on-year growth.
The core wholesale biomass business achieved revenue of $47.8 million, accounting for a record high 75% of total revenue and increasing 41% versus the same period in 2023 and 22% sequentially. Biomass production far outstripped guidance of 185,000 to 195,000, growing by 128% year-over-year to reach 232,295 pounds.
Retail and CPG revenue combined increased 8% sequentially and 11% year-on-year to $16.0 million, better than guidance of low single digit percent growth versus Q2 2024. This reflects the continued success of our retail strategic pricing initiative and consumer demand for our brands. It is also the third straight quarter that retail and CPG revenue have outperformed our guidance, despite the current highly promotional and price-driven retail landscape.
Q3 2024 retail revenue was $11.2 million, versus $10.9 million in the previous quarter and $10.1 million the third quarter last year. Given that the Company’s most recent store opening occurred in the second quarter of 2023, this growth was on a same store sales basis. Retail gross margin was 44% in the third quarter, down 3 percentage points from 47% in the second quarter. This is consistent with expectations as the strategic pricing plan we implemented earlier this year will result in downward pressure on our retail dispensary margins. As we’ve stated previously, we expect this trend to continue for at least the remainder of the year.
Wholesale CPG revenues were $4.8 million, representing 20% sequential and 11% year-over-year growth.
Third quarter consolidated gross profit was $33.4 million, compared to $26.0 million for the year-ago period and $28.7 million in Q2 2024. Gross margin was in line with guidance at 52%, and compares to 54% in the third quarter of 2023 and 53% in the second quarter of 2024. An increase in revenue mix from our highest margin businesses, wholesale biomass and retail, and a 7 percentage point increase in CPG wholesale gross margin were positive contributing factors.
Average selling price was $229 per pound, compared to guidance of $280 to $285 per pound and to $336 in the third quarter of 2023. Flower as a percent of total wholesale biomass sold during the quarter was in the mid 30% range, consistent with last quarter and lower than the 40% to 45% range during the same period last year.
General and administrative expenses were $14.4 million for the third quarter of 2024, down 5% from $15.2 million last year and 17% from $17.4 million in the second quarter. This decrease was mainly due to a reduction in the bonus accrual during the quarter caused by the decrease in the projections for adjusted EBITDA and operating cash flow for the 2024 fiscal year.
Sales and marketing expenses were $0.62 million, up from $0.56 million during the same period last year and down from $0.68 million in the prior quarter.
Professional fees were $0.9 million in Q3, compared to $1.9 million in Q2 2024 and $1.7 million in Q3 2023. The $1.0 million decrease versus Q2 2024 was primarily due to reduced legal expenditures following the dismissal of the Catalyst lawsuit against Glass House and the withdrawal of our defamation suit against Catalyst.

Depreciation and amortization in Q3 2024 were $3.7 million, consistent with both Q2 and the same period last year.
Adjusted EBITDA was a single quarter record high $20.4 million, above the high end of guidance of $18 million to $20 million and considerably higher than $12.4 million in the second quarter of 2024. This was driven by top line growth and healthy gross margin performance across all three of our business segments as well as a reduction in general and administrative expenses and professional fees versus Q2.
Operating cash flow was $13.2 million, below guidance of $18 million to $20 million and compared to $9.1 million in the year-ago period and $8.9 million in the second quarter of 2024. The majority of the miss compared to guidance is related to an increase in working capital relative to our expectations.
As of September 30, 2024, the Company had $35.1 million of cash and restricted cash, up from $25.9 million at the start of the third quarter. The Company spent $1.4 million in capex in the third quarter, which was mostly maintenance capex at our SoCal farm. The Company also paid $1.9 million in preferred stock dividend payments and $1.9 million in principal on the WhiteHawk loan.
During Q3 2024, we recognized $6.3 million of non-cash impairment expense related to the carrying value of several of our NHC store licenses. Although we continue to win at retail, our current profitability projections, which are based on the strategic pricing initiative and the difficult California retail market, are below those made at the time of the acquisition approximately 2 years ago. This decrease in profitability required the impairment.
After careful analysis, management has determined that we do not owe taxes for the application of Section 280E, and 2023 federal income taxes have been filed accordingly. This decision was made after consulting with external tax and legal counsel. The change will result in about $6 million of cash savings in Q4 2024. The Company will also calculate 2024 federal income taxes using this position and is in the process of analyzing prior year federal tax returns to determine the size of potential 280e tax refunds owed to Glass House for the tax years 2022 and earlier.
2024 Outlook
The Company is providing the following guidance for the fourth quarter of 2024 based on the strength of third quarter results and current trends in 2024. This guidance does not contain any impact from potential Greenhouse 2 expansion.
Q4 2024 Outlook
We expect Q4 revenue of $47 million to $49 million, an increase of 19% year-over-year at the mid-point of guidance.
We anticipate Q4 biomass production of 160,000 pounds to 165,000 pounds, representing 57% year-over-year growth at the mid-point of guidance. This guidance, when added to actual results through the third quarter, implies full year 2024 production of about 605,000 pounds which is 25,000 pounds higher than the mid-point of our prior guidance of 580,000 pounds.
We project that the average selling price for wholesale biomass will be in the range of $195 to $200 per pound. Wholesale biomass pricing has been weaker than expected since the second half of Q2 and has fallen below the lowest levels seen in 2022 and 2023. We think the current level of pricing is at an economically unsustainable level for many growers and we expect to see a round of consolidation in the next 12 to 18 months similar to what we saw in the previous cycle.
We project that Q4 2024 cost of production will be $125 per pound, compared to $121 per pound in Q4 2023. Our prior guidance for cost of production was $120 per pound for the second half of 2024.

Based on Q3 results and Q4 guidance, our new second half guidance is $112 per pound, a reduction of $8 per pound versus our previous guidance.
We expect combined Q4 retail and CPG revenue to remain flat to Q3, as we continue to expect a highly promotional and price driven retail landscape.
We expect consolidated gross margin to be in the high 30% range, versus 45% last year in Q4. This is mainly due to the lower ASP.
We project that adjusted EBITDA will be $3 million to $5 million versus $3.8 million in the fourth quarter last year and that operating cash flow will be break even to negative $1 million, versus positive $1.4 million last year. This will result in an expected cash balance of about $28 million at year-end 2024 excluding Phase III expansion capex, or $23 million including Phase III capex. This guidance does not include the $11.5 million Employee Retention Tax Credit payments we expect to begin receiving later this year and in 2025.
Capex is projected to be approximately $6 million, with $5 million to be spent on Phase III expansion and the remainder for maintenance capex. We will also make $1.9 million in dividend payments and $1.9 million in debt amortization payments.
At-The-Market Program
We have entered into an equity distribution agreement (the “Equity Distribution Agreement”) with ATB Securities Inc. and Canaccord Genuity Corp., pursuant to which, the Company may from time to time sell up to US$25 million of its subordinate voting shares, restricted voting shares and limited voting shares (collectively, the “Equity Shares”) in an at-the-market distribution program (the “ATM Program”). The Company currently intends to use the net proceeds of the ATM Program, if any, primarily for Phase III expansion and/or general corporate purposes. Launch of the ATM Program is subject to the approval of Cboe Canada, the delivery of customary closing deliverables and the filing of a prospectus supplement to the Company’s base shelf prospectus dated May 16, 2024.
Since the Equity Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company's management and in accordance with the terms of the Equity Distribution Agreement.
Sales of Equity Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 Shelf Distributions, as sales made directly on Cboe Canada or any other recognized Canadian "marketplace" within the meaning of National Instrument 21-101 Marketplace Operation.
Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).
Unaudited results, unless otherwise stated, all results are in U.S. dollars.

Net Income / Loss
(in thousands)	Q3 2023	Q2 2024	Q3 2024
Revenues, Net	$48,187	$53,938	$63,821
Cost of Goods Sold	22,176	25,264	30,379
Gross Profit	26,011	28,674	33,442
% of Net Revenue	54%	53%	52%

Operating Expenses:
General and Administrative	15,187	17,366	14,424
Sales and Marketing	555	682	620
Professional Fees	1,706	1,860	891
Depreciation and Amortization	3,676	3,723	3,731
Impairment	—	—	6,300
Total Operating Expenses	21,124	23,631	25,966
Income from Operations	4,887	5,043	7,476
Interest Expense	2,159	2,593	2,255
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(4,024)	(7,910)	17
Other Expense, Net	469	118	(523)
Total Other (Income) Expense, Net	(1,396)	(5,199)	1,749
Income Taxes	6,494	203	8,935
Net Income (Loss)	$(211)	$10,039	$(3,208)

Adjusted EBITDA
(in thousands)	Q3 2023	Q2 2024	Q3 2024
Net Income (Loss) (GAAP)	$(211)	$10,039	$(3,208)
Depreciation and Amortization	3,676	3,723	3,731
Interest Expense	2,159	2,593	2,255
Income Tax Expense	6,494	203	8,935
EBITDA (Non-GAAP)	12,118	16,558	11,713
Adjustments:
Share-Based Compensation	2,565	3,621	2,947
Stock Appreciation Rights Expense	86	51	25
(Gain) Loss on Equity Method Investments	(91)	94	(45)
Change in Fair Value of Derivative Asset	93	(32)	(539)
Impairment Expense for Intangible Assets	—	—	6,300
Change in Fair Value of Contingent Liabilities and Shares Payable	(4,024)	(7,910)	17
Adjusted EBITDA (Non-GAAP)	$10,747	$12,382	$20,418

Select Cash Flow Information
(in thousands)	Q3 2023	Q2 2024	Q3 2024
Net Income (Loss)	$(211)	$10,039	$(3,208)
Depreciation and Amortization	3,676	3,723	3,731
Share-Based Compensation	2,565	3,621	2,947
Impairment Expense for Goodwill and Intangibles	—	—	6,300
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(4,024)	(7,910)	17
Other	808	1,326	296
Cash From Net Income (Loss)	2,814	10,799	10,083
Accounts Receivable	(1,124)	(4,864)	(251)
Income Taxes Receivable	—	—	(1,311)
Prepaid Expenses and Other Current Assets	(128)	(911)	(1,937)
Inventory	3,571	(3,292)	(2,265)
Other Assets	(48)	71	(3)
Accounts Payable and Accrued Liabilities	(2,502)	7,366	(916)
Income Taxes Payable	5,904	(476)	(3,320)
Other	573	207	13,095
Working Capital Impact	6,246	(1,899)	3,092
Operating Activities Cash Flow	9,060	8,900	13,175

Purchases of Property and Equipment	(4,939)	(3,912)	(1,417)
Other	56	—	—
Investing Activities Cash Flow	(4,883)	(3,912)	(1,417)

Proceeds from the Issuance of Preferred Shares and Notes Payable	10,901	—	—
Payments on Notes Payable, Third Parties and Related Parties	(13)	(1,890)	(1,888)
Distributions to Preferred Shareholders	(1,647)	(1,936)	(1,938)
Other	1,785	309	1,249
Financing Activities Cash Flow	11,026	(3,517)	(2,577)

Net Increase in Cash, Restricted Cash and Cash Equivalents	15,203	1,471	9,181
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	22,690	24,408	25,879
Cash, Restricted Cash and Cash Equivalents, End of Period	$37,893	$25,879	$35,060

Select Balance Sheet Information
(in thousands)	Q3 2023	Q2 2024	Q3 2024
Cash and Restricted Cash	$37,893	$25,879	$35,060
Accounts Receivable, Net	4,199	7,717	7,892
Income Taxes Receivable	—	—	1,311
Prepaid Expenses and Other Current Assets	3,965	4,366	6,303
Inventory	11,961	14,503	16,768
Total Current Assets	58,018	52,465	67,334
Operating and Finance Lease Right-of-Use Assets, Net	11,178	10,713	10,591
Long Term Investments	2,110	2,251	2,296
Property, Plant and Equipment, Net	212,813	215,179	213,218
Intangible Assets, Net and Goodwill	53,269	20,868	14,381
Deferred Tax Asset	2,017	—	—
Other Assets	4,571	4,367	4,909
TOTAL ASSETS	$343,976	$305,843	$312,729

Accounts Payable and Accrued Liabilities	$27,744	$33,739	$32,753
Income Taxes Payable	20,691	7,712	4,392
Contingent Shares and Earnout Liabilities	28,684	33,132	32,165
Shares Payable	8,561	5,825	2,975
Current Portion of Operating and Finance Lease Liabilities	1,875	1,950	2,383
Current Portion of Notes Payable	50	7,552	7,553
Total Current Liabilities	87,605	89,910	82,221
Operating and Finance Lease Liabilities, Net of Current Portion	9,501	8,926	8,386
Other Non-Current Liabilities	4,315	6,624	20,191
Notes Payable, Net of Current Portion	63,873	53,699	52,200
TOTAL LIABILITIES	165,294	159,159	162,998
Preferred Equity Series B, C and D	72,436	81,808	83,773
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	106,246	64,876	65,958
TOTAL SHAREHOLDERS' EQUITY	178,682	146,684	149,731
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$343,976	$305,843	$312,729

Notes Payable and Preferred Equity
(in thousands)	Q1 2024	Q2 2024	Q3 2024	Comments
Notes Payable
Secured Credit Facility	$47,500	$45,625	$43,750	Maturity is 11/30/26

Series A	11,895	11,895	11,895	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	4,111	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Plus Convertible Debt	16,006	16,006	16,006

Other	(1,072)	(380)	(3)	Mostly original issue discount
Notes Payable Total	$62,434	$61,251	$59,753

Preferred Equity
Series B	$59,172	$60,881	$62,675	Currently at 22.5% dividend with 10% cash payment
Series C	5,763	5,927	6,098	Currently at 20% dividend with 10% cash payment
Series D	15,000	15,000	15,000	Currently at 15% dividend with 15% cash payment
Preferred Equity Total	$79,935	$81,808	$83,773

Cash Payments
Debt Amortization	$1,888	$1,889	$1,889	$625K per month
Cash Interest	1,511	1,467	1,540	Currently 12% interest rate on the secured credit facility, index is Prime +5.25%, min. 10%, max. 12%
Debt Service	3,399	3,356	3,429

Series B	1,250	1,247	1,250	10% annual rate until 2/28/27 when it increases to 20%
Series C	125	125	125	10% annual rate until 6/30/27 when it increase to 20%
Series D	563	563	563	15% annual rate until 8/24/28 when it increase to 20%
Preferred Equity Dividends	1,938	1,935	1,938

Total Debt Service and Dividends	$5,337	$5,291	$5,367

Dividend Rates for Series B, C, and D
	22.5%	25.0%	20.0%
Series B	8/31/2024	8/31/2025	2/28/2027	Currently at 22.5% dividend with 10% cash payment
Series C	12/30/2024	12/30/2025	6/30/2027	Currently at 20% dividend with 10% cash payment
Series D			8/24/2028	Currently at 15% dividend with 15% cash payment
*Dividend in excess of cash dividend is paid out as PIK, outstanding preferred equity balance compounds quarterly.

Equity Table
(in thousands, except share price)	Q3 2024	Q2 2024	Change	Comments
Total Equity and Exchangeable Shares	76,271	74,370	1,901	Exercise of RSU's, ISO's and issuance of deferred shares associated with the NHC Acquisition
Warrants
Series D	2,980	2,980	—	Exercise price of $6.00 with an expiration date of August 2028
Series C	1,000	1,000	—	Exercise price of $5.00 with an expiration date of August 2027
Series B	9,747	9,877	(130)	Exercise price of $5.00 with an expiration date of August 2027
Series A	—	—	—	Expired in June 2024
SPAC	30,665	30,665	—	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	44,392	44,522	(130)

Stock Options	600	1,199	(599)	Exercise Price between $2.26 and $3.39 with expiration dates from October 2024 to October 2026
RSUs	3,463	3,743	(280)	Up to 3-year vesting through 2027
Total	4,063	4,942	(879)

Share Price at Quarter End	$9.19	$7.21	$1.98

Convertible Debentures
Series A	$11,895	$11,895	$—	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	—	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total Convertible Debentures	$16,006	$16,006	$—
Number of Shares if Converted Assuming Share Price at Quarter End	1,742	2,220	(478)

Revenue
(in thousands)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	FY 2022	FY 2023
Retail (B2C)	$9,373	$10,073	$10,058	$9,574	$9,921	$10,885	$11,214	$26,731	$39,078
Wholesale CPG (B2B)	3,715	3,954	4,290	4,103	4,253	3,979	4,777	16,770	16,062
Wholesale Biomass (B2B)	14,467	30,638	33,839	26,752	15,926	39,074	47,830	41,373	105,696
Total	$27,555	$44,665	$48,187	$40,429	$30,100	$53,938	$63,821	$84,874	$160,836

Sequential % Change
Retail (B2C)	(12)%	7%	—%	(5)%	4%	10%	3%
Wholesale CPG (B2B)	(1)%	6%	8%	(4)%	4%	(6)%	20%
Wholesale Biomass (B2B)	(7)%	112%	10%	(21)%	(40)%	145%	22%
Total	(8)%	62%	8%	(16)%	(26)%	79%	18%

% Change to Prior Year
Retail (B2C)	93%	108%	56%	(10)%	6%	8%	11%	23%	46%
Wholesale CPG (B2B)	70%	—%	(38)%	10%	14%	1%	11%	(13)%	(4)%
Wholesale Biomass (B2B)	182%	358%	142%	71%	10%	28%	41%	87%	155%
Total	126%	188%	77%	35%	9%	21%	32%	34%	89%

Gross Profit
(in thousands)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	FY 2022	FY 2023
Retail (B2C)	$5,281	$5,486	$5,594	$5,190	$5,253	$5,162	$4,952	$11,498	$21,551
Wholesale CPG (B2B)	1,128	239	241	(385)	1,065	886	1,398	76	1,223
Wholesale Biomass (B2B)	6,165	18,647	20,176	13,207	6,208	22,626	27,092	9,138	58,195
Total	$12,574	$24,372	$26,011	$18,012	$12,526	$28,674	$33,442	$20,712	$80,969

% of Revenue
Retail (B2C)	56%	54%	56%	54%	53%	47%	44%	43%	55%
Wholesale CPG (B2B)	30%	6%	6%	(9)%	25%	22%	29%	—%	8%
Wholesale Biomass (B2B)	43%	61%	60%	49%	39%	58%	57%	22%	55%
Total	46%	55%	54%	45%	42%	53%	52%	24%	50%

Wholesale Biomass Production and Cost per Pound
	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	FY 2022	FY 2023
Equivalent Dry Pounds of Production	48,099	103,336	101,825	103,462	61,334	149,717	232,295	193,723	356,722
% Change to Prior Year	188%	282%	36%	37%	28%	45%	128%	100%	84%

Cost per Equivalent Dry Pounds of Production	$196	$139	$118	$121	$182	$148	$103	$144	$136
% Change to Prior Year	(18)%	(12)%	(12)%	(5)%	(7)%	6%	(13)%	(24)%	(6)%

Ending Operational Canopy Licensed (000 sq. ft)	959	959	959	959	959	1,525	1,525	959	959

Wholesale Biomass Sold and Average Selling Price per Pound
	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	FY 2022	FY 2023
Equivalent Dry Pounds Sold	49,923	90,174	100,661	98,199	56,432	137,866	209,175	172,392	338,958
% Change to Prior Year	179%	354%	47%	49%	13%	53%	108%	149%	97%
Equivalent Dry Pounds Sold Average Selling Price	$290	$340	$336	$272	$282	$283	$229	$218	$312
% Change to Prior Year	54%	43%	65%	15%	(3)%	(17)%	(32)%	(6)%	43%
Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.
Conference Call
The Company will host a conference call to discuss the results today, November 13, 2024 at 5:00 p.m. Eastern Time.

Webcast and Replay:	Register Here
Dial-In Number:	1-888-596-4144
Conference ID:	7699737#
(replay available for approximately 30 days)
In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.

Non-GAAP Financial Measures
Glass House defines EBITDA as Net Income (Loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (gain) on equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative liabilities, change in fair value of contingent liabilities and shares payable, certain debt-related fees, acquisition related professional fees, and non-operational start-up costs.
EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non- GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.
The Company has provided a table above that provides a reconciliation of the Company's Net Income (Loss) (GAAP) to Adjusted EBITDA for the three months ended September 30, 2024 compared to the three months ended September 30, 2023 and three months ended June 30, 2024.
Footnotes and Sources:
1.EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.
2.Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.
3.Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.
About Glass House Brands
Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s: ability to further deliver strong operational and financial results; ability to continue growing high quality cannabis at the lowest cost; statement that California, the most competitive cannabis market in the world, is experiencing pricing at levels which the Company would describe as destructive, meaning many cultivators in the state are likely having “going concern” issues; statement that while the Company expects lower prices to continue in the short-term, longer-term management expects Glass House will benefit, as the Company is built to weather market cycles and emerge even stronger; statement that consolidation has always been the Company’s thesis which the company sees as an opportunity to expand market share; statement that the Company expects to start generating revenue from Greenhouse 2 by the fourth quarter of 2025, with Greenhouse 2 production estimated at 275,000 pounds of cannabis in its first full year of production; statement that the Company, as is its custom, will incorporate the learnings from its currently operating SoCal Farm Greenhouses into the Greenhouse 2 retrofit as it works to meet its long-term annual cultivation cost target of $100 per pound; statement that the Company aims to raise approximately $25 million to fund its Phase III expansion with a focus on equity issuance; statement that the Company will strategically choose the most advantageous pricing and timing for a potential capital raise because it believes it can pay existing obligations from current operating cash flow and because it has no upcoming debt maturities for more than two years; statement that the Company expects to make a final decision by the second quarter of 2025 whether to move forward with large scale production of hemp; statement that Phase III capex spending requirements of $25 million to $30 million will remain the same whether or not Glass House chooses to pursue hemp-derived cannabis; statement that the Q3 decline in retail dispensary gross margin is consistent with Company expectations as the strategic pricing plan Glass House implemented earlier this year will result in downward pressure on its retail dispensary margins; statement that, as the Company stated previously, the downward pressure on retail dispensary gross margin that results from the strategic pricing plan should continue for at least the remainder of the year; statement that the Company will calculate 2024 federal income taxes using the position that management has determined that it does not owe taxes for the application of Section 280E and that the Company is in the process of analyzing prior year federal tax returns to determine the size of potential 280e tax refunds owed to Glass House for the tax years 2022 and earlier; guidance that Q4 2024 revenue is projected to be between $47 million to $49 million; guidance that Q4 biomass production will reach 160,000 to 165,000 pounds; guidance that full year 2024 wholesale biomass production will be about 605,000 pounds; guidance that the Company’s Q4 2024 average selling price for wholesale biomass is projected to be $195 to $200 per pound; statement that the Company believes that the current level of pricing is at an economically unsustainable level for many growers and the Company expects to see a round of consolidation in the next 12 to 18 months similar to what happened in the previous cycle; guidance that Q4 2024 cost of production is projected to be $125 per pound; guidance that second half 2024 cost of production is projected to be $112 per pound; guidance that Q4 2024 Retail and CPG revenue is expected to be roughly flat from Q3 as the Company continues to expect a highly promotional and price driven retail landscape; guidance that Q4 2024 consolidated gross margin is expected to be in the high 30 percent range, mainly due to the lower projected ASP; guidance that the Company expects Q4 2024 Adjusted EBITDA to be a positive $3 million to $5 million and operating cash flow to be breakeven to negative $1 million; guidance that the Company expects year-end 2024 cash to be around $28 million excluding Phase III expansion capex, or $23 million including Phase III capex, and that neither of these figures includes the $11.5 million Employee Retention Tax Credit payments Glass House expects to begin receiving later this year and in 2025; guidance that within Q4 2024, the Company expects capex spending to be about $6 million, with $5 million to be spent on Phase III expansion and the remainder for maintenance capex; guidance that similar to the third quarter, the company will make $1.9 million in dividend payments and $1.9 million in debt amortization payments in Q4 2024; guidance that the Company is planning for the difficult market conditions in both retail and the branded business to continue in 2024; guidance that the company may sell up to US$25 million of its common shares in an ATM distribution program with the potential use of net proceeds to be primarily for Phase III expansion and/or general corporate purposes.
Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company's Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on forward-looking statements.
For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.
For further information, please contact:
Glass House Brands Inc.
John Brebeck, Vice President of Investor Relations
T: (562) 264-5078
E: ir@glasshousebrands.com
Mark Vendetti, Chief Financial Officer
T: (562) 264-5078
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouse@kcsa.com